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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 2)*



                         THE ESTEE LAUDER COMPANIES INC.
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                                (NAME OF ISSUER)


           CLASS A COMMON STOCK,                              518439 10 4
         PAR VALUE $.01 PER SHARE
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      (TITLE OF CLASS OF SECURITIES)                         (CUSIP NUMBER)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on Following Pages
                                Page 1 of 8 Pages
                         Exhibit Index Appears on Page 7


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NYFS11...:\90\44090\0009\2579\SCH1088W.04C

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CUSIP No.  518439 10 4                   13G              Page 2 of 8
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  1          NAME OF REPORTING PERSONS:           AERIN LAUDER ZINTERHOFER
                                                  (ALSO KNOWN AS AERIN LAUDER)


             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
             PERSONS:
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  2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                 (A) [_]
                                                                 (B) [X]
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  3          SEC USE ONLY

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  4          CITIZENSHIP OR PLACE OF              UNITED STATES OF AMERICA
             ORGANIZATION:

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 NUMBER OF           5    SOLE VOTING POWER:                  --  ** SEE ITEM 4
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         6    SHARED VOTING POWER:            418,231 ** SEE ITEM 4
  OWNED BY
                  --------------------------------------------------------------
    EACH             7    SOLE DISPOSITIVE POWER:             --  ** SEE ITEM 4
  REPORTING
                  --------------------------------------------------------------
PERSON WITH          8    SHARED DISPOSITIVE POWER:       418,231 ** SEE ITEM 4

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  9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY       418,231 ** SEE ITEM 4
             EACH REPORTING PERSON:

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  10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES:*                                         N/A
                                                                      [-]
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  11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):      0.7%
                                                                  ** SEE ITEM 4
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  12         TYPE OF REPORTING PERSON:            IN
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*        SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  IDENTITY OF ISSUER

        (a)         The name of the issuer is The Estee Lauder Companies Inc.
                    (the "Issuer").

        (b) The address of the Issuer's principal executive office is 767 Fifth Avenue, New York, New York 10153.

ITEM 2.  IDENTITY OF PERSON FILING

        (a) - (c)   This report is being filed by Aerin Lauder Zinterhofer
                    (also known as Aerin Lauder), with a business address of 767
                    Fifth Avenue, New York, New York 10153 (the "Reporting
                    Person"). The Reporting Person is a citizen of the United
                    States of America.

        (d) - (e)   This report covers the Issuer's Class A Common Stock, par
                    value $.01 per share (the "Class A Common Stock"). The CUSIP number of the Class A Common Stock is 518439 10 4.

ITEM 3.

        Not Applicable.

ITEM 4. OWNERSHIP

        (a) At December 31, 1997, the Reporting Person was the beneficial owner of 418,231 shares of Class A Common Stock held indirectly as a director of The Lauder Foundation for which she disclaims beneficial ownership. Assuming requisite conditions are met and the shares of stock remain in trust, the Reporting Person will receive as distributions 6,137,833 shares of Class A Common Stock in the future as follows: (i) pursuant to the terms of the Trust f/b/o Aerin Lauder u/a/d December 15, 1976 created by Estee Lauder and Joseph H. Lauder, as Grantors (the "Accumulation Trust"), the Reporting Person, as beneficiary of the Accumulation Trust, will receive the 2,160,217 shares of Class A Common Stock and the 1,676,460 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock") owned by the Accumulation Trust and (ii) pursuant to the terms of the Trust f/b/o Aerin Lauder u/a/d December 15, 1976 created by Ronald S. Lauder, as Grantor (the "Distribution Trust"), the Reporting Person, as beneficiary of the Distribution Trust, will receive the 1,157,703 shares of the Class A Common Stock and the 1,143,453 shares of the Class B Common Stock owned by the Distribution Trust. The 2,160,217 shares of Class A Common Stock owned by the Accumulation Trust and the 1,157,703 shares of Class A Common Stock owned by the Distribution Trust are presently loaned to Ronald S. Lauder pursuant to a demand loan. The Accumulation Trust and Ronald S. Lauder have entered into arrangements (the "Calls and Puts") pursuant to which the Accumulation Trust can acquire additional shares of Class B Common Stock from Mr. Lauder in exchange for a like number of shares of Class A Common Stock and Mr. Lauder can acquire additional shares of Class A Common Stock from the Accumulation Trust in exchange for a like number of shares of Class B Common



                             Page 3 of 8 Pages

                    Stock. The Accumulation Trust's option to acquire the shares of Class B Common Stock is secured by the pledge by Ronald
                    S. Lauder of a like number of shares of Class B Common Stock; in the event of a default by Ronald S. Lauder under the Calls and Puts, the Accumulation Trust would have the right to assume absolute ownership of the pledged shares. If the Calls and Puts were exercised in full, or if the Accumulation Trust acquired the right to assume absolute ownership of the pledged shares, there would be no effect on the total number of shares of Class A Common Stock that may be distributed to the Reporting Person, but the number of shares of Class A Common Stock from the Accumulation Trust would be 1,691,440 and the number of shares of Class B Common Stock would be 2,145,237.

        (b) The 418,231 shares of Class A Common Stock held indirectly as a director of The Lauder Foundation constitute 0.7% of the number of shares of Class A Common Stock outstanding. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock to be beneficially owned by the Reporting Person, the Reporting Person will beneficially own 6,556,064 shares of Class A Common Stock which will constitute 10.2% of the number of shares of Class A Common Stock outstanding. This does not take into account the exercise of any of the Calls and Puts.

                    Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 3,736,151 shares of Class A Common Stock and the 2,819,913 shares of Class B Common Stock to be owned by the Reporting Person upon the complete distribution by the Accumulation Trust and the Distribution Trust in the future, will constitute 5.1% of the aggregate voting power of the Issuer. This does not take into account the exercise of any of the Calls and Puts.

        (c) The Reporting Person shares voting and dispositive power with respect to the 418,231 shares of Class A Common Stock held indirectly as a director of The Lauder Foundation. The Reporting Person presently has no voting or dispositive power with respect to the 3,317,920 shares of Class A Common Stock and the 2,819,913 shares of Class B Common Stock beneficially owned by the Accumulation Trust and the Distribution Trust that may be received by the Reporting Person in the future. This does not take into account the exercise of any of the Calls and Puts.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        The Reporting Person originally filed a Statement on Schedule 13G because she was a party to that certain Stockholders' Agreement (the "Stockholders' Agreement"), dated November 22, 1995, as



                             Page 4 of 8 Pages
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        amended, among the parties listed on Exhibit A attached hereto. The parties to the Stockholders' Agreement beneficially own in the aggregate more than 5% of the outstanding Class A Common Stock of the Issuer. Effective as of February 4, 1997, the Stockholders' Agreement was amended to delete the Reporting Person as a party thereto. Individually, the Reporting Person beneficially owns less than 5% of the outstanding Class A Common Stock of the Issuer.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        The Lauder Foundation, of which the Reporting Person is a director, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 418,231 shares of Class A Common Stock owned by the Reporting Person. Richard D. Parsons, as the sole trustee of the Accumulation Trust and the Distribution Trust, and the Reporting Person, as a beneficiary of the Accumulation Trust and the Distribution Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 3,317,920 shares of Class A Common Stock and the 2,819,913 shares of Class B Common Stock to be received by the Reporting Person in the future. This does not take into account the exercise of any of the Calls and Puts.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Effective as of February 4, 1997, the Stockholders' Agreement was amended to delete the Reporting Person as a party thereto.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not Applicable.

ITEM 10. CERTIFICATION

        Not Applicable.




                             Page 5 of 8 Pages
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                                   SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: February 6, 1998                        /s/ Aerin Lauder Zinterhofer
                                              ----------------------------
                                              Aerin Lauder Zinterhofer









                             Page 6 of 8 Pages

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                                 EXHIBIT INDEX


Exhibit A         --         List of Parties to the Stockholders' Agreement










                             Page 7 of 8 Pages